SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

Pinnacle Foods Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72348P104
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72348P104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,827,278 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,827,278 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,827,278 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.10%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 72348P104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS JAMES LAWRENCE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 300,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.25%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 72348P104	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS GLENN K. MURPHY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 150,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 150,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 150,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.13%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 72348P104	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS DIANE DIETZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 72348P104	SCHEDULE 13D	Page 6 of 10 Pages

Item 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of Pinnacle Foods Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 399 Jefferson Road, Parsippany, New Jersey 07054.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company ("JANA"); (ii) James Lawrence ("Mr. Lawrence"); (iii) Glenn K. Murphy ("Mr. Murphy"); and (iv) Diane Dietz, whose full legal name is Diane Dietz Suciu ("Ms. Dietz," and together with JANA, Mr. Lawrence and Mr. Murphy, the "Reporting Persons"). JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153. The address of Mr. Lawrence is 901 S Marquette Avenue, Suite 2780, Minneapolis, MN 55402. The address of Mr. Murphy is 1127 Yonge St., Suite 500, Toronto, Canada M4W 2L8. The address of Ms. Dietz is P.O. Box 18, Diablo, CA 94528.

(c) The principal business of JANA and the Principal is investing for accounts under their management. The principal business of Mr. Lawrence is serving as chairman of Great North Star, LLC, a private investment company. The principal business of Mr. Murphy is serving as Founder and CEO of FIS-Holdings, Ltd., a consumer focused investment firm that invests to unlock value operationally in high quality businesses, and as Executive Chairman of lululemon athletica inc. The principal business of Ms. Dietz is serving as President and CEO of Rodan & Fields, LLC, a premium skincare brand.

(d) None of the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware. Each of the Principal, Mr. Lawrence and Ms. Dietz is a citizen of the United States of America. Mr. Murphy is a Canadian citizen.

CUSIP No. 72348P104	SCHEDULE 13D	Page 7 of 10 Pages

Item 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 11,339,278 Shares reported herein as beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $627.4 million.

The 10,827,278 Shares reported herein by JANA were acquired at an aggregate purchase price of approximately $599.5 million. Such Shares were acquired with investment funds in accounts managed by JANA and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by JANA in commingled margin accounts, which may extend margin credit to JANA from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Mr. Lawrence used a total of approximately $16.4 million in the aggregate to acquire the 300,000 Shares reported herein as beneficially owned by him.

Mr. Murphy used a total of approximately $8.1 million in the aggregate to acquire the 150,000 Shares reported herein as beneficially owned by him.

Ms. Dietz used a total of approximately $3.4 million in the aggregate to acquire the 62,000 Shares reported herein as beneficially owned by her.

Funds for the purchase of the Shares reported herein as beneficially owned by each of the foregoing individuals were derived from the respective personal funds of each such individual.

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity. JANA, with the assistance of the other Reporting Persons, intends to have discussions with members of the Issuer’s board of directors (the "Board") and management team regarding value creation measures including (i) operations, costs and margin execution; (ii) capital allocation and capitalization; (iii) evaluating alternatives to realize the Issuer’s strategic value, including a sale or other consolidation opportunities potentially available to the Issuer as a result of its scale position in the frozen foods sector. The Reporting Persons may also seek to discuss other topics with the Issuer including Board composition. The Reporting Persons may also have discussions with shareholders and other parties relating to all such matters. The Reporting Persons have historically maintained a constructive dialogue with the Issuer and the Reporting Persons expect to continue their engagement in this fashion; however, to the extent constructive resolution cannot be reached, JANA may pursue board change and has signed cooperation agreements with the other Reporting Persons as described in Item 6.

JANA, potentially with the assistance of the other Reporting Persons, may also take other steps to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, excluding (i) acquiring a control stake in the Issuer's Shares, or grouping with any other party or parties to do so, (ii) engaging in an extraordinary transaction, such as a merger, with the Issuer, or acquiring a material amount of the Issuer's assets, or grouping with any other party or parties to do either, or (iii) seeking to exert negative control over the important corporate actions of the Issuer, or grouping with any other party or parties to do so, although the Reporting Persons may seek to influence such actions through customary means including presenting its views for consideration to the Issuer, shareholders and other interested parties, privately or publicly, and, if necessary, through the exercise of its shareholder rights including the right to propose new directors for the Board.

CUSIP No. 72348P104	SCHEDULE 13D	Page 8 of 10 Pages

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or engaging in short selling of or hedging or similar transactions with respect to the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 119,032,551 Shares outstanding as of February 27, 2018, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 1, 2018.

As of the date hereof, JANA may be deemed to beneficially own 10,827,278 Shares, representing approximately 9.10% of the Shares outstanding.

As of the date hereof, Mr. Lawrence may be deemed to beneficially own 300,000 Shares, representing approximately 0.25% of the Shares outstanding.

As of the date hereof, Mr. Murphy may be deemed to beneficially own 150,000 Shares, representing approximately 0.13% of the Shares outstanding.

As of the date hereof, Ms. Dietz may be deemed to beneficially own 62,000 Shares, representing approximately 0.05% of the Shares outstanding.

By virtue of the Cooperation Agreement (as defined in Item 6 below), JANA, Mr. Lawrence, Mr. Murphy and Ms. Dietz may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 11,339,278 Shares, representing approximately 9.53% of the outstanding Shares. Each of Mr. Lawrence, Mr. Murphy and Ms. Dietz expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each other. JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each of Mr. Lawrence, Mr. Murphy and Ms. Dietz.

(b) JANA has sole voting and dispositive power over the 10,827,278 Shares, which power is exercised by the Principal. Mr. Lawrence has sole voting and dispositive power over the 300,000 Shares beneficially owned by him. Mr. Murphy has sole voting and dispositive power over the 150,000 Shares beneficially owned by him. Ms. Dietz has sole voting and dispositive power over the 62,000 Shares beneficially owned by her.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

CUSIP No. 72348P104	SCHEDULE 13D	Page 9 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JANA entered into a cooperation agreement with each of Mr. Lawrence, Mr. Murphy and Ms. Dietz (the "Cooperation Agreement") substantially in the form attached as Exhibit B to this Schedule 13D whereby Messrs. Lawrence and Murphy and Ms. Dietz have agreed to comply with certain confidentiality obligations and trading restrictions and, if requested by JANA and agreed to by such Reporting Person, to become a member of a slate of nominees (the "Slate") and stand for election as a director of the Issuer in connection with a proxy solicitation (the "Proxy Solicitation") which may be conducted by JANA in respect of the 2019 annual meeting of stockholders of the Issuer (the "Annual Meeting"). Pursuant to each Cooperation Agreement, in the event of a Proxy Solicitation, JANA has agreed to pay the costs of soliciting proxies in connection with the Annual Meeting, and to defend and indemnify each of Messrs. Lawrence and Murphy and Ms. Dietz against, and with respect to, any losses that may be incurred by such individual in the event such individual becomes a party to litigation based on his or her nomination as a candidate for election to the Board and the solicitation of proxies in support of his or her election. Under each of their respective Cooperation Agreements, in the event that Messrs. Lawrence and Murphy and Ms. Dietz agree to serve on the Slate, each of them will receive compensation in the amount of $80,000, and an additional $150,000 in the event of his or her appointment or election. Each of Messrs. Lawrence and Murphy and Ms. Dietz agreed to hold Shares with a market-value equal to $230,000 (adjusted for taxes) as of the date of his or her election or appointment, subject to certain exceptions, until the later of when such individual is no longer a director of the Issuer and three years. A copy of the form of the Cooperation Agreement is attached as Exhibit B and is incorporated by reference herein.

Except as otherwise set forth herein and the joint filing agreement attached hereto as Exhibit C, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares of the Issuer During the Last 60 Days
Exhibit B:	Form of Cooperation Agreement
Exhibit C:	Joint Filing Agreement, dated April 19, 2018

CUSIP No. 72348P104	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2018

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ James Lawrence
JAMES LAWRENCE

/s/ Glenn K. Murphy
GLENN K. MURPHY

/s/ Diane Dietz
DIANE DIETZ